

March 30, 2011

Vincent Browne
Chief Executive Officer
Flint Telecom Group, Inc.
7500 College Blvd., Suite 500
Overland Park, KS 66210

> **Re:** **Form 10-K for the Year Ended June 30, 2010**
> **Filed October 21, 2010, as amended**
>
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **Filed February 22, 2010**
>
> **File Number 001-15569**

Dear Mr. Browne:

We have reviewed your supplemental correspondence dated March 24, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010
Form 10-Q for the Fiscal Quarter Ended December 31, 2010

Unaudited Pro Forma Combined Financial Information June 30, 2010 and September 30, 2010, page F-115

1. We note your response to comment one from our telephone call on March 21, 2011. However your response only provides the reasons for your acquisitions and your calculation of the acquired companies net present value. This net present value however does not tie into the value of your Series H Convertible Preferred Stock. In addition on page F-115 you state "the Merger Stock was valued at $6,000,000 in the aggregate, based on the liquidation value, ½ of which, or $3,000,000 worth, was issued on the Closing

Date." If you used liquidation value to determine the fair value of the convertible preferred stock, tell us why you believe that is appropriate. Also tell us how you determined the value of the related beneficial conversion feature. Refer to ASC 470-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Joseph M. Lucosky, Esq.
        Loan Nisser, Esq.
        Lucosky Brookman
        Via Fax: (732) 395-4401